UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          PRE-PAID LEGAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                                February 9, 2000
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[ x ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  740065 10 7

--------------- ----------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas W. Smith

--------------- ----------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                        (b) [x]

--------------- ----------------------------------------------------------------
    3           SEC USE ONLY


--------------- ----------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         United States

--------------- ----------------------------------------------------------------
           NUMBER OF                    5             SOLE VOTING POWER

             SHARES                                         931,201
                                   ---------- ----------------------------------
         BENEFICIALLY                   6            SHARED VOTING POWER

         OWNED BY EACH                                     2,459,000
                                   ---------- ----------------------------------
           REPORTING                    7           SOLE DISPOSITIVE POWER

             PERSON                                        931,201
                                   ---------- ----------------------------------
              WITH                      8           SHARED DISPOSITIVE POWER

                                                            2,459,000
---------------------------------- ---------- ----------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,390,201

--------------- ----------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      Not Applicable

--------------- ----------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      15.0%

--------------- ----------------------------------------------------------------

                      IN

--------------- ----------------------------------------------------------------

CUSIP No.  740065 10 7

--------------- ----------------------------------------------------------------
    1           NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         Thomas N. Tryforos

--------------- ----------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                       (b) [x]

--------------- ----------------------------------------------------------------
    3           SEC USE ONLY


--------------- ----------------------------------------------------------------
    4           CITIZEN OR PLACE OF ORGANIZATION

                         United States

--------------- ----------------------------------------------------------------
            NUMBER OF                   5             SOLE VOTING POWER

             SHARES                                         42,243
                                   ---------- ----------------------------------
           BENEFICIALLY                 6            SHARED VOTING POWER

          OWNED BY EACH                                    2,459,000
                                   ---------- ----------------------------------
            REPORTING                   7            SOLE DISPOSITIVE POWER

              PERSON                                         42,243
                                   ---------- ----------------------------------
               WITH                     8           SHARED DISPOSITIVE POWER

                                                            2,459,000
---------------------------------- ---------- ----------------------------------
    9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,501,243

--------------- ----------------------------------------------------------------
    10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                      Not Applicable

--------------- ----------------------------------------------------------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      11.1%

--------------- ----------------------------------------------------------------
    12          TYPE OF REPORTING PERSON

                      IN

--------------- ----------------------------------------------------------------


ITEM 1.

(a)  Name of Issuer:

                      Pre-Paid Legal Services, Inc.
(b)  Address of Issuer's Principal Executive Offices:

                      321 East Main Street
                      Ada, OK  74820

ITEM 2.  (a) Name of Person Filing:
            (i) Thomas W. Smith
            (ii)Thomas N. Tryforos

                The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
(b)   Address of Principal Business Office:

      The following is the address of the principal business office of each of the filing persons:

                      323 Railroad Avenue
                      Greenwich, CT  06830
(c)   Citizenship:

         Each of Messrs. Thomas W. Smith and Thomas N. Tryforos is a United States citizen.
(d)   Title of Class of Securities:

                   Common Stock, par value $.01 per share.
(e)   CUSIP Number:

                      740065 10 7
ITEM 3. If this  Statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or

(c), check whether the person filing is a:

             Not applicable.

        If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.  Ownership
   (a)  Thomas W. Smith - 3,390,201 shares;Thomas N. Tryforos - 2,501,243 shares
   (b)  Thomas W. Smith - 15.0%; Thomas N. Tryforos - 11.1%
   (c) Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,459,000 shares;
        Thomas W. Smith has sole power to vote and dispose of 931,201 shares, and Thomas N. Tryforos has sole power to vote and dispose of 42,243 shares.

ITEM 5.  Ownership of Five Percent or Less of a Class

             Not applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

          Messrs. Smith and Tryforos in the aggregate beneficially own 2,742,044 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.

ITEM 8.  Identification and Classification of Members of the Group

             Not applicable.

ITEM 9.  Notice of Dissolution of Group

             Not applicable.

ITEM 10. Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2000


                                                          /s/ Thomas W. Smith
                                                              Thomas W. Smith


                                                          /s/ Thomas N. Tryforos
                                                              Thomas N. Tryforos

                             JOINT FILING AGREEMENT



         The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2000, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

Dated: February 14, 2000

                                                          /s/ Thomas W. Smith
                                                              Thomas W. Smith


                                                          /s/ Thomas N. Tryforos
                                                              Thomas N. Tryforos